UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-41974

Intelligent Group Limited

1203C, Level 12, Tower 1,

Admiralty Centre,

18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On April 1, 2025, Intelligent Group Limited (the “Company”) announced that it would change its business address and mailing address to 1203C, Level 12, Tower 1, Admiralty Centre, 18 Harcourt Road, Admiralty, Hong Kong, effective March 28, 2025 (“Change of Address”). The Company has issued a press release to announce the Change of Address, which is included as an exhibit herein.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Exhibits:

Exhibit 99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Director, Chief Executive Officer, and Chairlady of the Board

Date: April 1, 2025

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